EXHIBIT 99
DEAN HOLDING COMPANY
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)
(In thousands)

June 30, 2015
Assets
Current assets:
Cash and cash equivalents	$13,557
Receivables, net	271,524
Inventories	119,095
Deferred income taxes	14,826
Prepaid expenses and other current assets	8,333
Total current assets	427,335
Property, plant and equipment, net	477,159
Goodwill	44,057
Identifiable intangible and other assets, net	78,894
Total	$1,027,445
Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$219,461
Total current liabilities	219,461
Long-term debt	136,038
Deferred income taxes	78,182
Other long-term liabilities	47,476
Parent’s net investment:
Parent’s net investment	550,870
Accumulated other comprehensive loss	(4,582)
Total parent’s net investment	546,288
Total	$1,027,445

DEAN HOLDING COMPANY
CONSOLIDATED OPERATING INFORMATION
(Unaudited)
(In thousands)

Six Months Ended June 30, 2015
Net sales	$1,911,009
Cost of sales	1,449,683
Gross profit	461,326
Operating costs and expenses:
Selling and distribution	297,157
General and administrative	31,706
Amortization of intangibles	6,113
Restructuring and non-recurring costs	99,174
Total operating costs and expenses	434,150
Operating loss	27,176
Other expense:
Interest expense	5,921
Loss on early retirement of long- term debt	74,067
Total other expense	79,988
Loss from continuing operations before income taxes	(52,812)
Income tax benefit	(20,304)
Net loss from continuing operations	(32,508)
Loss from discontinued operations, net of tax	(53)
Net loss	(32,561)
Other comprehensive loss, net of tax	305
Comprehensive loss	$(32,256)

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